(amalgamated under the laws of Ontario)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is Hereby Given That the Annual and Special Meeting of Shareholders of Brascan Corporation (the “Corporation”) will be held in the Design Exchange, 234 Bay Street, Toronto, Canada on Friday, April 29, 2005 at 10:30 a.m., Toronto time, for the following purposes:

1)	to receive the annual report to shareholders, including the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2004, together with the auditors’ report thereon;

2)	to consider and, if thought advisable, pass a special resolution (the “Special Resolution”) authorizing an amendment to the articles of the Corporation to reduce the number of directors from 16 to 14;

3)	to elect directors for the ensuing year;

4)	to appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

5)	to transact such other business as may properly come before the meeting or any adjournment thereof.

The Management Information Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this Notice.

If you are not able to attend the meeting in person or if you wish to vote in advance of the meeting, you are invited to vote by signing the enclosed form of proxy and depositing it with the Secretary of the Corporation c/o CIBC Mellon Trust not later than the close of business on Wednesday, April 27, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting. You can deposit your proxy in one of the following ways:

1)	By Mail or Fax: Execute and deposit the enclosed proxy form with CIBC Mellon Trust Company by mail using the return envelope provided addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, or by facsimile at 416-368-2502.

2)	By Internet: Access web site www.eproxyvoting.com/brascan and follow the instructions for electronic voting on the web site. You will need to refer to the enclosed proxy form and enter your control number printed below your pre-printed name and address.

By Order of the Board of Directors

[Signed]

ALAN V. DEAN

Toronto, Canada	Senior Vice-President
March 18, 2005	and Secretary

Note: If you are a new shareholder or a non-registered shareholder who did not elect to receive our 2004 Annual Report, you can view this report on our web site at www.brascancorp.com. If you wish a hard copy of this report, please contact us at enquiries@brascancorp.com.

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	—	Voting Information	1

PART TWO	—	Business of the Meeting
		1. Annual Report and Financial Statements	3
		2. Decrease in Number of Directors	4
		3. Election of Directors	4
		4. Appointment of Auditors	10

PART THREE	—	Executive Compensation	11

PART FOUR	—	Statement of Corporate Governance Practices	18

PART FIVE	—	Other Information	22

SCHEDULE A	—	TSX Corporate Governance Guidelines	25

SCHEDULE B	—	Special Resolution Relating to
		a Decrease in the Number of Directors	28

MANAGEMENT INFORMATION CIRCULAR

PART ONE — VOTING INFORMATION

Solicitation of Proxies

This Management Information Circular (“Circular”) is furnished in connection with the solicitation by the management of Brascan Corporation (“Brascan” or the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “meeting”) referred to in the accompanying Notice of Meeting (the “Notice”) to be held at the time and place and for the purposes set forth in such Notice. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information contained in this Circular is given as at March 1, 2005, unless otherwise indicated. The Corporation operates in U.S. dollars and reports financial results in U.S. dollars. Accordingly, all financial information in this Circular is in U.S. dollars, at the December 31, 2004 exchange rate of US$1.00 to Cdn$1.20, unless otherwise indicated.

Appointment of Proxies

The persons named in the enclosed form of proxy are management representatives and are directors and/or officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy. The completed form of proxy must be deposited with the Secretary of the Corporation c/o CIBC Mellon Trust Company by mail, Attention: Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, M5A 4K9, by facsimile at 416-368-2502, or by the Internet as described in the Notice, not later than the close of business on Wednesday, April 27, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

Non-Registered Holders

Only registered holders of Class A Limited Voting Shares and Class B Limited Voting Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, Class A Limited Voting Shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and the Corporation’s 2004 annual report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2004) (collectively, the “meeting materials”) to the depository and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Corporation c/o CIBC Mellon Trust Company by mail, Attention: Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario M5A 4K9, by facsimile at 416-368-2502, or by the Internet as described in the Notice. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Revocation

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder’s attorney authorized in writing (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the meeting, prior to its commencement, on the day of the meeting or any adjournment thereof; or (3) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

Voting of Shares Represented by Management Proxies

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, such shares will be voted by the management representatives in favour of the Special Resolution to decrease the number of directors, for the election of directors and for the appointment of auditors, as indicated under those headings in this Circular.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice and with respect to other matters which may properly come before the meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Voting Shares

As at March 1, 2005, the Corporation had outstanding 259,039,456 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares. Each registered holder of Class A and Class B Limited Voting Shares of record at the close of business on Friday, March 18, 2005, the record date (the “Record Date”) established for the purposes of determining shareholders entitled to receive notice of and to vote at the meeting, will, except as provided below, be entitled to one vote for each Class A or Class B Limited Voting Share held on all matters to come before the meeting or any adjournment thereof either in person, or by proxy.

In the event that a holder of Class A or Class B Limited Voting Shares has transferred any such shares after the Record Date and the transferee of such shares establishes proper ownership thereof and makes a written demand, not later than 10 days before the meeting, to be included in the list of shareholders entitled to vote at the meeting, the transferee will be entitled to vote such shares at the meeting. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see “Non-Registered Holders” above.

As set out below under “Decrease in Number of Directors”, the Special Resolution to reduce the number of directors from 16 to 14 must be approved by two-thirds of the votes cast by holders of Class A Limited Voting Shares and by two-thirds of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the Special Resolution. As set out below under “Election of Directors”, holders of Class A Limited Voting Shares will be entitled, as a class, to elect one-half of the board of directors of the Corporation, and holders of Class B Limited Voting Shares will be entitled, as a class, to elect the other one-half of the board of directors. As set out below under “Appointment of Auditors”, the appointment of auditors must be approved by a majority of the votes cast by holders of Class A Limited Voting Shares and by a majority of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution.

Principal Holders of Voting Shares

To the knowledge of the directors and officers of the Corporation, the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation is Partners Limited (“Partners”) and its shareholders, who collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares, representing approximately 17% of the outstanding Class A Limited Voting Shares of the Corporation on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of the Corporation. These shareholdings include Class A Limited Voting Shares held through BNN Investments Ltd., a public company listed on the Toronto Stock Exchange which owns 17.4 million Class A Limited Voting Shares of the Corporation. Partners, together with 14 of its shareholders, collectively owns approximately 85% of the common shares of BNN Investments Ltd.

Partners’ operations are governed by a shareholders’ agreement to which each shareholder is a party. Shareholders of Partners have input on major decisions and an equal vote, irrespective of their shareholdings, in the appointment of the officers of Partners. In addition, shareholders holding two-thirds of the shares of Partners can at any time require a shareholder of Partners to sell his or her shares based on the stock market price of the Corporation’s Class A Limited Voting Shares at the time. The shareholders’ agreement also provides that: (i) unless otherwise approved by holders of at least two-thirds of the common shares, any sale of an interest in Partners will only be made to other shareholders; (ii) any changes to the company’s by-laws, dividend policy, principal investments, the issue or redemption of shares or admission of other individuals as shareholders require the approval of shareholders holding at least two-thirds of Partners’ common shares; and (iii) Partners will offer to purchase 10% of Partners’ outstanding shares annually based on the stock market price of the Corporation’s Class A Limited Voting Shares, subject to its financial capability at the time.

Partners is a party to a Trust Agreement with Montreal Trust Company of Canada (as trustee for the holders of Brascan’s Class A Limited Voting Shares) dated August 1, 1997. The Trust Agreement provides, among other things, that Partners has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from Partners; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the Trust Agreement permits: (i) a sale by Partners of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving the sale of shares by not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of Partners to a purchaser who is or will become a shareholder of Partners and will not hold more than 20% of Partners’ outstanding shares as a result of the transaction.

As at March 1, 2005, there were 35 shareholders of Partners, none of whom hold more than a 15% effective equity interest in Partners. These shareholders are: Gordon E. Arnell, David D. Arthur, Alex G. Balogh, Jeffrey M. Blidner, Richard B. Clark, Ian G. Cockwell, Jack L. Cockwell, Jack Delmar, Steven J. Douglas, J. Bruce Flatt, Dominic Gammiero, Harry A. Goldgut, Peter Gordon, Lynda C. Hamilton, Robert J. Harding, David W. Kerr, Trevor D. Kerr, Edward C. Kress, Brian D. Lawson, Richard Legault, Frank N.C. Lochan, Cyrus Madon, Andrew I. Maleckyj, Marcelo J.S. Marinho, George E. Myhal, Allan Norris, Derek G. Pannell, Sam J.B. Pollock, Timothy R. Price, Aaron W. Regent, Bruce K. Robertson, Martin Shady, A. Paulo Sodré, John C. Tremayne and John E. Zuccotti.

PART TWO — BUSINESS OF THE MEETING

1.      Annual Report and Financial Statements

The Annual Financial Statements of the Corporation for the fiscal year ended December 31, 2004 are included in the Corporation’s 2004 Annual Report, which is being mailed with this Circular to registered shareholders and to non-registered shareholders who have so requested. The Annual Report will be placed before the shareholders at the meeting.

2.      Decrease in Number of Directors

The board of directors is currently comprised of 16 directors. At the meeting, shareholders will be asked to consider and, if thought fit, to pass the Special Resolution, the form of which is attached as Schedule B to this Circular on page 28, authorizing an amendment to the articles of the Corporation to decrease the number of directors from 16 to 14, thereby decreasing the number of directors elected by the holders of the Class A and Class B Limited Voting Shares in each case from eight to seven. In order to become effective, the Special Resolution must be approved by two-thirds of the votes cast by the holders of Class A Limited Voting Shares who vote in respect of the resolution and by two-thirds of the votes cast by the holders of Class B Limited Voting Shares who vote in respect of the resolution, in each case present or represented at the meeting by proxy, in accordance with the provisions of the Business Corporations Act (Ontario).

On any ballot that may be called for on the Special Resolution, the management representatives named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Special Resolution, unless the shareholder who has given such proxy has directed that the shares be voted against the Special Resolution.

3.      Election of Directors

If the Special Resolution attached as Schedule B to this Circular is approved by the shareholders at the meeting, the board of directors will consist of 14 members, all of whom are to be elected at this meeting. The articles of the Corporation provide that holders of Class A Limited Voting Shares are entitled, as a class, to elect one-half of the board of directors of the Corporation, and that holders of Class B Limited Voting Shares are entitled, as a class, to elect the other one-half of the board of directors.

The articles of the Corporation also provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of the shareholder’s votes among such candidates, the shareholder will be deemed to have distributed the shareholder’s votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy to be completed by holders of Class A Limited Voting Shares intend to cast the votes to which the Class A Limited Voting Shares represented by such proxy are entitled equally among the proposed nominees for election by the holders of Class A Limited Voting Shares as set forth below, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

In addition, on any ballot that may be called for in the election of directors, the management representatives designated in the form of proxy to be completed by the holders of Class B Limited Voting Shares intend to cast the votes to which the Class B Limited Voting Shares represented by such proxy are entitled equally among the proposed nominees for election by the holders of Class B Limited Voting Shares as set forth below, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

If a shareholder wishes to distribute the shareholder’s votes other than equally among the nominees for whom the shareholder has directed the management representatives designated in the enclosed form of proxy to vote, then the shareholder must do so personally at the meeting or by another proper form of proxy. Management has received consents from the proposed nominees to serve as directors, but if, for any reason, prior to the meeting any of the proposed nominees is unable to serve as a director, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

Nominees for Directors

The following pages set out the names of the 14 persons proposed to be nominated for election as directors by the holders of Class A Limited Voting Shares and by the holders of Class B Limited Voting Shares, each to hold office until the next annual meeting or until a successor is elected or appointed, along with all major positions and offices currently held in the Corporation or any of its significant associated companies held by each person, the principal occupation or employment of each person, the year in which each person was first elected a director of the Corporation or a predecessor company, and the approximate number of each class of securities of the Corporation that each person has advised the Corporation are beneficially owned, directly or indirectly, or subject to control or direction by that person as at March 15, 2005.

All of the persons elected as members of the board of directors at the last annual meeting of shareholders held on April 30, 2004, are standing for re-election, except for Lynda Hamilton, who retired from the board on January 7, 2005, and Julia Foster, George Myhal and Saul Shulman, who are retiring from the board on April 28, 2005. Two new directors are proposed for election to the board: William A. Dimma and Lance Liebman. Mr. Dimma is the Chairman of Home Capital Group. Mr. Liebman is the William S. Beinecke Professor of Law at Columbia Law School.

The following sets out information on each of the seven directors proposed to be nominated for election as directors by the holders of the Corporation’s Class A Limited Voting Shares.

William A. Dimma, o.c., o.o. (director-elect)

William Dimma is nominated for election as a director of Brascan at the Shareholders Meeting on April 29, 2005. A resident of Toronto, Ontario, Canada, Mr. Dimma is Chairman and director of Home Capital Group Inc., Malibu Engineering and Software Ltd. and Royal LePage Commercial Advisory Council. He is also a director of the Institute of Corporate Directors, and serves on the boards or advisory boards of several other non-profit organizations.	Independent Director 9,883 Class A Limited Voting Shares 2,017 Class A Preference, Series II (Meets share ownership guidelines)

Lance Liebman (director-elect)

Lance Liebman is nominated for election as a director of Brascan at the Shareholders Meeting on April 29, 2005. A resident of New York, New York, U.S.A., Mr. Liebman is currently the William S. Beinecke Professor of Law at the Columbia Law School in New York, where he formerly served as Dean. Mr. Liebman is a director of Brookfield Properties Corporation, a subsidiary of Brascan, and a director of Tarragon Corp. and Greater New York Insurance Companies. He is also a director of the American Law Institute.	Independent Director

Philip B. Lind, o.c.

Phil Lind has served as a director of Brascan since May 1994. A resident of Toronto, Ontario, Canada, Mr. Lind is one of the founders and currently Vice-Chairman and director of Rogers Communications Inc., a diversified communications company. He is also a director of Canadian General Tower Limited, CPAC Network and Outdoor Life Network, and a board member of the Council for Business and the Arts and The Power Plant.	Independent Director

      1,500 Class A Limited Voting Shares
      8,678 Deferred Share Units
     18,750 Options
      (Meets share ownership guidelines)

Chairman of the Management Resources and Compensation Committee. Member of the Audit Committee and the Governance and Nominating Committee

The Honourable Roy MacLaren, p.c.

Roy MacLaren has served as a director of Brascan since April 2001. A resident of Toronto, Ontario, Canada, Mr. MacLaren is also a director of Patheon Inc., Algoma Central Corporation and the Canadian Opera Company, and Chairman, Canadian Institute for International Affairs. He is a former Minister of State (Finance) and Minister of International Trade for Canada, and a former High Commissioner to the United Kingdom.	Independent Director 6,887 Deferred Share Units 8,250 Options (Meets share ownership guidelines) Lead Director and Chairman of the Governance and Nominating Committee

G. Wallace F. McCain, o.c., o.n.b.

Wallace McCain has served as a director of Brascan since April 2003. A resident of Toronto, Ontario, Canada, Mr. McCain is Chairman and director of Maple Leaf Foods Inc., a food products company, Vice-Chairman and Director of McCain Foods Limited, and a director of Canada Bread Company. He is also a board member of St. Michael’s Hospital.	Independent Director 45,000 Class A Limited Voting Shares 3,255 Deferred Share Units (Meets share ownership guidelines) Member of the Management Resources and Compensation Committee

Dr. Jack M. Mintz

Jack Mintz has served as a director of Brascan since April 2002. Dr. Mintz, a resident of Toronto, Ontario, Canada, is President and CEO of the C.D. Howe Institute, a public policy institute, and Professor, Joseph L. Rotman School of Management at the University of Toronto. He is also a director and Audit Committee Chairman of CHC Helicopter Corporation, and a director of the Royal Ontario Museum Foundation, the Ontario Financing Authority and the International Institute of Public Finance.	Independent Director 2,741 Deferred Share Units 7,500 Options Chairman of the Audit Committee

George S. Taylor

George Taylor has served as a director of Brascan since May 1994. A resident of St. Marys, Ontario, Canada, Mr. Taylor is a director of Spinrite Trust and a director and Audit Committee Chairman of Teknion Corporation, the London Health Sciences Centre and the Ontario Arts Council. He is also past Chairman of the John P. Robarts Research Institute.	Independent Director

     81,840 Class A Limited Voting Shares
       7,444 Deferred Share Units
     18,750 Options
     (Meets share ownership guidelines)

Member of the Audit Committee and Designated Financial Expert. Member of the Management Resources and Compensation Committee

The following sets out information on each of the seven directors proposed to be nominated for election as directors by the holders of the Corporation’s Class B Limited Voting Shares.

The Honourable James J. Blanchard

Jim Blanchard has served as a director of Brascan since May 1996. A resident of Beverly Hills (Michigan), U.S.A., Mr. Blanchard is a partner in the law firm of Piper Rudnick Gray Cary and a director of Bennet Environmental Inc., Enbridge Inc., Nortel Networks Inc. and Teknion Corporation. He is a former Governor of the State of Michigan and a former Ambassador of the U.S.A. to Canada.	Independent Director 3,000 Class A Limited Voting Shares 4,547 Deferred Share Units 18,750 Options (Meets share ownership guidelines) Member of the Governance and Nominating Committee

James K. Gray, o.c.

Jim Gray has served as a director of Brascan since April 1997. A resident of Calgary, Alberta, Canada, Mr. Gray is a director of Canadian National Railway Company and Emera Inc. and Chairman of the Canada West Foundation. He is also the founder and former Chairman of Canadian Hunter Exploration Ltd.	Independent Director 20,250 Class A Limited Voting Shares 3,580 Deferred Share Units 18,750 Options (Meets share ownership guidelines) Member of the Audit Committee

Jack L. Cockwell

Jack Cockwell has served as a director of Brascan since September 1979. A resident of Toronto, Ontario Canada, Mr. Cockwell is Group Chairman of the Corporation, Chairman and Chief Executive Officer of Partners Limited, and represents the Corporation as a director of the following affiliates: Brookfield Properties Corporation, Falconbridge Limited, Fraser Papers Inc., Norbord Inc. and Noranda Inc. He is also a director of Astral Media Inc., Chairman of the Board of Trustees of the Royal Ontario Museum and a director of the C.D. Howe Institute.	6,438,775 Class A Limited Voting Shares (a) 103,212 Deferred Share Units 1,176,945 Options and Warrants 315,316 Restricted Share Units (Meets share ownership guidelines)

The Honourable J. Trevor Eyton, o.c.

Senator Eyton has served as a director of Brascan since September 1979. A resident of Toronto, Ontario, Canada, he is a Member of the Senate of Canada and a director of Noranda Inc., Coca-Cola Enterprises Inc. and General Motors of Canada Limited. He is also Chairman of Canada’s Sports Hall of Fame and a Governor of the Canadian Olympic Foundation and Junior Achievement of Canada.	19,500 Class A Limited Voting Shares (Meets share ownership guidelines)

Note:
(a) Includes Class A Limited Voting Shares held directly and indirectly through Partners Limited and BNN Investments Ltd. See “Principal Holders of Voting Shares”.

J. Bruce Flatt

Bruce Flatt has served as a director of Brascan since April 2001. A resident of Toronto, Ontario, Canada, Mr. Flatt is President and Chief Executive Officer of the Corporation and represents the Corporation as director of the following affiliates: Brookfield Homes Corporation, Brookfield Properties Corporation, Fraser Papers Inc., Norbord Inc. and Noranda Inc. He was previously President and CEO of Brookfield Properties Corporation.	4,766,655 Class A Limited Voting Shares (a) 61,514 Deferred Share Units 1,242,995 Options and Warrants 496,053 Restricted Share Units (Meets share ownership guidelines)

Robert J. Harding, fca

Bob Harding has served as a director of Brascan since May 1992.A resident of Toronto, Ontario, Canada. Mr. Harding is Chairman of the Corporation, and represents the Corporation as director of the following affiliates: BPO Properties Ltd., Falconbridge Limited, Fraser Papers Inc., Norbord Inc. and Noranda Inc. He is also a director and Audit Committee Chairman of Burlington Resources Inc., Chairman of the Board of Governors of the University of Waterloo, Chair of Campaign Waterloo and a Trustee and Audit and Finance Committee Chairman of the United Way of Greater Toronto.	651,222 Class A Limited Voting Shares (a) 120,861 Deferred Share Units 782,063 Options and Warrants 58,252 Restricted Share Units (Meets share ownership guidelines)

David W. Kerr

David Kerr has served as a director since May 1987. A resident of Toronto, Ontario, Canada, Mr. Kerr is Chairman and director of Noranda Inc. and its subsidiary, Falconbridge Limited. He is a director of Shell Canada Ltd. Sun Life Financial Inc. and Sustainable Development Technology Canada. He is also Chairman of the Toronto Rehabilitation Hospital Foundation, a director of the Canadian Special Olympics Foundation, and an Advisory Board member of York University’s Schulich School of Business.	2,678,100 Class A Limited Voting Shares (a) (Meets share ownership guidelines)

Note:
(a) Includes Class A Limited Voting Shares held directly and indirectly through Partners Limited and BNN Investments Ltd. See “Principal Holders of Voting Shares”.

Director Attendance Report for Meetings Held in 2004

During 2004, the board of directors and its committees held 24 meetings. These included five regularly scheduled meetings of the board, including one meeting to review the Corporation’s long-term strategic plan; nine special meetings of the board, which were called on relatively short notice to deal with specific items of business; five meetings of the Audit Committee; three meetings of the Governance and Nominating Committee; and two meetings of the Management Resources and Compensation Committee. The following table summarizes directors’ attendance at these meetings.

					Management
				Governance &	Resources &
	Regular	Special	Audit	Nominating	Compensation
	Board	Board	Committee (a)	Committee (a)	Committee (a)

Meetings held in 2004	5	9	5	3	2

Meetings attended in 2004:
Jim Blanchard	5	7		2
Jack Cockwell	5	7
Trevor Eyton	5	9
Bruce Flatt	5	9
Julia Foster	5	6		3
Jim Gray	5	6	5
Lynda Hamilton	5	5
Bob Harding	5	9
David Kerr	3	5
Philip Lind	5	8	3	2	2
Roy MacLaren	5	8		3
Wallace McCain	4	5			2
Jack Mintz	5	8	5
George Myhal	5	5
Saul Shulman	5	9		3
George Taylor	5	8	5		2

(a) Attendance shown only for Committee members.

Director Share Ownership Requirements and Compensation

The board of directors of the Corporation believes that directors can better represent the Corporation’s shareholders if they are shareholders themselves. Accordingly, directors are required to hold Class A Limited Voting shares or Deferred Share Units equal in value to at least three times their Annual Retainer. For new directors, this minimum share ownership requirement must be achieved within five years of joining the Corporation’s board of directors. Existing directors will have until April 2008 to accumulate the minimum share ownership requirement. As discussed in greater detail below, directors are required to take one-half of their annual compensation in the form of Deferred Share Units until the minimum share ownership requirement is achieved.

Directors of the Corporation who are not officers of the Corporation or its affiliates (the “non-management directors”) are entitled to receive an Annual Directors Fee of $45,833 (C$55,000). The Chairman of the Audit Committee and the Lead Director each receive an additional Annual Retainer of $4,167 (C$5,000). Non-management directors are required to receive one-half of their annual fees in Deferred Share Units (see “Report on Executive Compensation — Long-Term Share Ownership Plans”) until the number of Deferred Share Units and Class A Limited Voting Shares held by a director equals three times the Annual Directors Fee as established by the board of directors from time to time. The Corporation considers this minimum shareholding to be consistent with best practice, since the Annual Directors Fee includes a board retainer, on which minimum ownership guidelines are normally based, as well as compensation for committee membership and for attendance at both board and committee meetings. Non-management directors may elect to take the other one-half of their Annual Directors Fee in the form of either Deferred Share Units or cash. After this minimum shareholding is reached, non-management directors may elect to take all of their annual fees in either Deferred Share Units or cash.

In 2004, 10 non-management directors received Annual Directors Fees and Retainers having a total cash value of approximately $466,664. This was comprised of cash compensation of $93,751 and 11,748 Deferred Share Units, which represented 20% and 80%, respectively, of total director compensation.

The compensation received by each non-management director for 2004 is set out as follows:

	Total				Deferred Share		% of Total in
Directors Compensation in 2004	Compensation		Cash		Units (a)		Deferred Share Units

	($	)	($	)	(#	)
Jim Blanchard	45,833		—		1,444		100%
Julia Foster	45,833		22,917		722		50%
Jim Gray	45,833		22,917		722		50%
Lynda Hamilton	45,833		—		1,444		100%
Philip Lind	45,833		—		1,444		100%
Roy MacLaren	50,000		—		1,575		100%
Wallace McCain	45,833		—		1,444		100%
Jack Mintz	50,000		25,000		787		50%
Saul Shulman	45,833		22,917		722		50%
George Taylor	45,833		—		1,444		100%

(a) Not including Deferred Share Units awarded in conjunction with the three-for-two stock split in June 2004 or units awarded under the Corporation’s Dividend Reinvestment Plan.

In November 2003, the board of directors approved an amendment to its Management Share Option Plan to exclude non-management directors from participation in the Plan, except for options granted to such directors prior to this date. Accordingly, non-management directors are no longer eligible to receive further options to acquire Class A Limited Voting Shares under its Management Share Option Plan.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. During 2004, three non-management directors received $15,458 of reimbursement for such expenses.

4.      Appointment of Auditors

At its meeting held on February 10, 2005, the Audit Committee of the board of directors recommended the reappointment of Deloitte & Touche LLP as external auditors of the Corporation, subject to shareholder approval. Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation and its reporting issuer subsidiaries. Deloitte & Touche and its predecessors have served as auditors of the Corporation since 1981, and also serve as auditors of the majority of the Corporation’s consolidated subsidiaries. Deloitte & Touche are also auditors of indirectly-owned Falconbridge Limited. The appointment of auditors must be approved by a majority of the votes cast by holders of Class A Limited Voting Shares and by a majority of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution.

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2004 by Deloitte & Touche amounted to approximately $6.8 million, of which $6.0 represented audit and audit related fees. From time to time, Deloitte & Touche also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates. In November 2002, the Audit Committee of the Corporation’s board of directors adopted a policy regarding the provision of non-audit services by the Corporation’s external auditors. This policy, which is periodically reviewed and updated, requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by the Corporation’s external auditors, including the use of its external auditors for financial information system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte & Touche to the Corporation and its consolidated subsidiaries for the fiscal years ended December 31, 2004 and 2003:

	2004			2003
	Brascan	Subsidiaries		Brascan	Subsidiaries
$ millions	Corporation	of Brascan	Total	Corporation	of Brascan	Total

Audit	0.9	3.0	3.9	0.9	2.9	3.8
Audit-related	0.7	1.4	2.1	0.2	0.8	1.0
Tax	—	0.5	0.5	—	0.8	0.8
All others	0.1	0.2	0.3	0.1	0.1	0.2

Total fees	1.7	5.1	6.8	1.2	4.6	5.8

Note:
All amounts shown are expressed in U.S. dollars. All Canadian dollar amounts have been converted to U.S. dollars at an exchange rate of US$1.00 to C$1.20.

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for Section 404 of the Sarbanes-Oxley Act of 2002, employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee of the board of directors has received representations from Deloitte & Touche regarding their independence and has considered the relations described above in arriving at its determination that Deloitte & Touche are independent of the Corporation.

PART THREE — EXECUTIVE COMPENSATION

The following information is provided pursuant to the executive compensation disclosure requirements contained in the Regulations to the Securities Act (Ontario).

Composition and Mandate of the Compensation Committee

The following individuals served as members of the Management Resources and Compensation Committee of the board of directors of the Corporation (the “Compensation Committee”) during the entire fiscal year ended December 31, 2004: Philip Lind (Chairman), Wallace McCain and George Taylor. None of the members of the Compensation Committee is an officer, employee or former officer of the Corporation or any of its affiliates or is eligible to participate in the Corporation’s executive compensation programs.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning and to review the overall composition and quality of the Corporation’s management resources. The Compensation Committee met twice during 2004 and has met once to date in 2005.

The Compensation Committee has a specific written mandate to review and approve executive compensation. This includes an annual evaluation of the performance of at least the five highest paid executive officers including the Corporation’s Chief Executive Officer (the “Named Executive Officers”) and a review of a report on the performance of the other executive officers. The Compensation Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board gives final approval on compensation matters.

Report on Executive Compensation

Executive compensation is determined based on the relative roles and responsibilities of the executive as compared to other executives in the Corporation and in the Canadian marketplace, as well as on the performance of the executive management team collectively in meeting the Corporation’s goal of enhancing shareholder value. A specific objective of the Corporation is to attract and retain highly qualified and motivated individuals and to encourage a strong team approach. Accordingly, compensation levels are monitored to ensure they are competitive and meet the Corporation’s objectives.

The compensation arrangements of the Corporation are focussed on rewarding performance and are comprised of two key components: Base Salaries and a Variable Incentive Plan, which includes cash incentives and participation in the Corporation’s long-term share ownership plans. The Corporation emphasizes improving long-term shareholder value, represented by the growth in the value of the Corporation’s Class A Limited Voting Shares, as the principal measure of success of the Corporation.

Accordingly, the Corporation’s compensation policies are designed to provide an overall competitive compensation package with a high proportion weighted to long-term share ownership in order to further align the interests of the Named Executive Officers with the holders of the Corporation’s Class A Limited Voting Shares.

Base Salaries

Base salaries for the Corporation’s executives are reviewed annually to ensure that they reflect the relative contribution of each executive within the team. The Corporation believes that base salaries for the most senior executives should be set below the median level for comparable companies, taking into consideration the opportunity for the executive to participate at a higher level in the long-term share ownership plans such as allocations under the Corporation’s Restricted Share Unit Plan and Management Share Option Plan. In order to foster a team-based approach, which the Corporation believes is fundamental to meeting its long-term objectives, the difference between the base salaries of the CEO and the other Named Executive Officers is significantly less than in most other corporations.

Variable Incentive Plan

The Corporation’s Variable Incentive Plan provides for variable compensation awards to executives in an aggregate amount determined primarily on an evaluation of the senior executive team’s collective performance in meeting the Corporation’s overall business plan objectives, as outlined below under the description of the Chief Executive Officer’s compensation. Similar to the Corporation’s philosophy towards Base Salaries, the difference between the Variable Incentive Plan awards for the CEO and other senior executives is relatively small. The performance of the individual executive is measured by the achievement of financial and other objectives. The performance of the individual executive is also taken into account on a subjective basis. In order to further align management objectives with those of the Corporation’s shareholders, executives may elect to receive all or a portion of their annual Variable Incentive Plan awards in Deferred Share Units, Restricted Share Appreciation Units or options, as described below under “Long-Term Share Ownership Plans”.

Long-Term Share Ownership Plans

The Corporation’s Long-Term Share Ownership Plans are intended to reward management based on increases in the value of the Corporation’s Class A Limited Voting Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation’s long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

In February 2003, the Corporation’s board of directors established a guideline for the minimum amount of Class A Limited Voting Shares of the Corporation, including Deferred Share Units, to be held by Named Executive Officers. This amount is an investment of five times base salary, based on the cost of the Class A Limited Voting Shares or Deferred Share Units acquired, to be attained over a three-year period from being designated as a Named Executive Officer. All the Corporation’s Named Executive Officers currently hold investments in the Corporation’s Class A Limited Voting Shares which exceed this amount.

The Corporation’s Long-Term Share Ownership Plans consist of the following components:

a)	A Restricted Share Unit Plan (“RSUP”) under which executives of the Corporation may at their option receive all or a portion of their Variable Incentive Plan awards in Deferred Share Units or Restricted Share Appreciation Units subject to limits approved by the board of directors. Deferred Share Units and Restricted Share Appreciation Units generally vest over a five-year period and may only be redeemed for cash during the year following cessation of employment through retirement, resignation, termination or death.

Deferred Share Units are issued based on the closing price of the Corporation’s Class A Limited Voting Shares on the last trading day preceding the date of the award (the “Allotment Price”). Holders of Deferred Share Units will be allotted additional Deferred Share Units as dividends are paid on the Corporation’s Class A Limited Voting Shares on the same basis as if the dividends were reinvested pursuant to the Corporation’s dividend reinvestment plan. The redemption value of Deferred Share Units will be equivalent to the market value of an equivalent number of the Corporation’s Class A Limited Voting Shares.

Restricted Share Appreciation Units will not be adjusted for dividends paid on the Corporation’s Class A Limited Voting Shares. The redemption value of Restricted Share Appreciation Units will be equal to the difference between the market value of an equivalent number of the Corporation’s Class A Limited Voting Shares and the original Allotment Price for such Restricted Share Appreciation Units. In the event any Restricted Share Appreciation Units have a negative value, such amount will be deducted from the aggregate value of the Deferred Share Units or other Restricted Share Appreciation Units held by the executive.

b)	A Management Share Option Plan (“MSOP”) under which the executives of the Corporation may, subject to limits established by the board of directors, elect to receive all or a portion of their Variable Incentive Plan awards in the form of options granted to purchase Class A Limited Voting Shares at a fixed price, being the closing price of the Class A Limited Voting Shares on the Toronto Stock Exchange on the last trading day preceding the date of the grant. The options vest as to 20% at the end of each year on a cumulative basis and are exercisable over a ten-year period. Commencing in February 2003, in order to minimize any appearance of executives opportunistically exercising options for personal gains, the Corporation’s board of directors adopted a policy requiring the Named Executive Officers to hold, for at least one year, Class A Limited Voting Shares of the Corporation equal to the net after-tax cash realized from the exercise of option grants, starting with options granted in 2003.

Chief Executive Officer

Mr. Bruce Flatt, the Chief Executive Officer of the Corporation, has been charged by the Board of Directors to develop and implement a business strategy focussed on creating shareholder value by building an asset management business with a focus on property, power generation and other infrastructure assets.

Mr. Flatt’s overall rewards as an officer and shareholder of the Corporation are linked directly to the performance of the Corporation as reflected by the growth in the Corporation’s operating cash flows and the translation of these over time into a higher price for the Corporation’s shares and higher dividends paid to shareholders.

Mr. Flatt’s personal performance, as well as the performance of the Corporation’s senior executive team, is rated each year in relation to the achievement of predetermined objectives. Major achievements in 2004 included:

•	Increasing cash flow from operations to US$1.98 per share prior to gains compared to US$1.74 per share in 2003 on a comparable basis, representing a 14% increase, which met the Corporation’s objectives.

•	Achieving cash return on equity of 19%, which was 1% higher than 2003 and met objective.

•	Expanding the Corporation’s core operating base with the acquisition of over $1 billion of power assets and $3 billion of real estate assets.

•	Successfully deploying over $2 billion of capital in the Corporation’s real estate mezzanine fund, real estate opportunity funds, bridge fund and restructuring fund, for both the Corporation and its institutional partners.

•	Introducing over ten new international institutional clients to the Corporation’s asset management platform.

•	Issuing $2.5 billion of capital in the long-term debt markets to fund the Corporation’s operations and reduce interest rate risk, should interest rates increase.

•	Monetizing 30 million shares of Norbord Inc., which continued the Corporation’s redeployment of capital from the cyclical resource industry.

•	Progressing a major acquisition of timberlands. Subsequent to the year end, the Corporation announced the acquisition of Weyerhaeuser Company’s timberland business in British Columbia for approximately $1 billion.

Objectives which were not fully met in 2004 were as follows:

•	The sale of the Corporation’s investment in Noranda Inc. was not completed. The underlying operations are otherwise performing exceptionally well. Subsequent to the year end, Noranda announced an issuer bid and a combination with Falconbridge Limited which will advance the Corporation’s objective of reducing the impact of this cyclical business on its results.

•	The acquisition of 100% of Canary Wharf Group, plc in London, U.K., was not completed, but the Corporation’s interest was increased to 17%, and to 35% including its group of investors.

•	Cash resources continue to build within the Corporation and, while substantial capital was put to work in 2004, there still remains a challenge to invest the Corporation’s resources at appropriate returns.

Taking into account Mr. Flatt’s performance as described above, the Corporation’s Compensation Committee at its meeting on February 10, 2005, awarded Mr. Flatt 4,353 Deferred Share Units, 60,000 options and 120,000 Restricted Share Appreciation Units. As a result, none of Mr. Flatt’s variable compensation for 2004 was paid to him in cash. The Deferred Share Units are fully paid and participate one-for-one in the increase in value of the Corporation’s Class A Limited Voting Shares, and are only redeemable on Mr. Flatt’s retirement from the Corporation. The Restricted Share Appreciation Units vest over five years and are only redeemable upon Mr. Flatt’s retirement from the Corporation for an amount equal to the increase in the price of the Corporation’s Class A Limited Voting Shares between the date of the issue of the Restricted Share Appreciation Units and their redemption.

On behalf of the Compensation Committee,

P. Lind — Chairman	G.W.F. McCain	G.S. Taylor

Performance Graph

The following shows the cumulative total shareholder return (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the TSX 300 Index:

Five-Year Cumulative Total Return on $100 Investment
Assuming Dividends Are Reinvested
December 31, 1999 — December 31, 2004

	December 31
	1999	2000	2001	2002	2003	2004

Brascan Corporation	100.0	121.1	164.6	187.4	241.7	401.3

S&P/TSX Composite Total Return Index	100.0	107.4	93.9	82.2	104.2	119.3

Summary Compensation of Named Executive Officers

The table that follows sets out the compensation paid to the Corporation’s Chief Executive Officer and the other Named Executive Officers for the years ended December 31, 2004, 2003 and 2002. The Corporation’s Named Executive Officers are all remunerated in Canadian dollars. In order to provide for comparability with the Corporation’s financial statements, all Canadian dollar compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of US$1.00 to C$1.20, which was the exchange rate at December 31, 2004. In addition, all data on Class A Limited Voting Shares, Options, Deferred Share Units and Restricted Share Units held and awarded for 2003 and 2002 have been adjusted to reflect the three-for-two share split in the Corporation’s Class A Limited Voting Shares in June 2004.

			Variable Annual Compensation
Name and		Annual						Restricted Share		Other Annual
Principal Position	Year	Salary Paid	Cash Bonus	Deferred Share Units (a)		Options (a)		Appreciation Units (a)		Compensation

		($)	($)	($)	(#)	($) (b)	(#)	($) (c)	(#)	($) (d)

J. Bruce Flatt	2004	291,667	—	166,667	4,353	250,000	60,000	250,000	120,000	21,821
President	2003	291,667	—	—	—	250,000	92,213	250,000	201,053	5,353
and CEO	2002	270,833	—	208,333	12,585	214,500	82,500	227,500	175,000	5,550

George E. Myhal	2004	283,333	—	166,667	4,353	250,000	60,000	250,000	120,000	21,621
Managing Partner	2003	270,833	—	—	—	250,000	92,213	250,000	201,053	5,353
and COO	2002	270,833	—	208,333	12,585	214,500	82,500	162,500	125,001	5,550

Brian D. Lawson	2004	283,333	—	166,667	4,353	250,000	60,000	250,000	120.000	21,621
Managing Partner	2003	270,833	—	—	—	250,000	92,213	250,000	201,053	5,353
and CFO	2002	270,833	—	208,333	12,585	214,500	82,500	162,500	125,001	5,550

Jeffrey M. Blidner	2004	283,333	—	166,667	4,353	250,000	60,000	250,000	120,000	21,621
Chairman	2003	270,833	—	—	—	250,000	92,213	250,000	201,053	5,353
Brascan Investments	2002	270,833	—	208,333	12,585	214,500	82,500	97,499	100,000	5,550

Samuel J.B. Pollock	2004	283,333	—	166,667	4,353	250,000	60,000	250,000	120,000	21,621
President	2003	270,833	—	—	—	250,000	92,213	250,000	201,053	5,353
Brascan Investments	2002	270,833	—	208,333	12,585	214,500	82,500	97,499	100,000	5,550

(a)	The Deferred Share Unit, option and Restricted Share Appreciation Unit awards shown as awards for 2004 were granted on February 11, 2005. The options granted at this date are exercisable at a price of $38.28 (C$45.94) per share.

(b)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of the Corporation’s Management Share Ownership Plan.

(c)	These amounts represent the notional value of Restricted Share Appreciation Units taking into account downside risk assumed, five-year vesting provisions and ability to realize gains only upon cessation of employment.

(d)	These amounts represent taxable benefits for parking and life insurance and annual retirement savings contributions.

Note:

In addition to the Named Executive Officers, Mr. Jack L. Cockwell, Group Chairman of Brascan Corporation, and Mr. Robert J. Harding, the Corporation’s Chairman, each received the following compensation for 2004. Mr. Cockwell received an annual salary of $283,333, 4,353 Deferred Share Units, 60,000 options and 120,000 Restricted Share Appreciation Units. Mr. Harding received an annual salary of $283,333 and 17,414 Deferred Share Units.

The following table sets forth for each Named Executive Officer the total number of Class A Limited Voting Shares of the Corporation owned directly and indirectly as at March 1, 2005 as well as the number of Deferred Share Units and Restricted Share Appreciation Units held by the executive at that date:

	Class A Limited	Deferred Share	Restricted Share
	Voting Shares Held (a)	Units Held	Appreciation Units Held	Total
	(#)	(#)	(#)	(#)

J. Bruce Flatt	4,766,655	61,514	496,053	5,334,222
George E. Myhal	3,006,285	110,248	446,053	3,562,586
Brian D. Lawson	1,744,455	90,073	446,053	2,280,581
Jeffrey M. Blidner	1,139,837	37,906	421,053	1,598,796
Samuel J. B. Pollock	1,491,082	76,397	421,053	1,988,532

(a)	Includes proportionate share of Class A Limited Voting Shares held indirectly through Partners Limited and BNN Investments Ltd. See “Principal Holders of Voting Shares”.

Further information on the options, warrants, Deferred Share Units and Restricted Share Appreciation Units held by the five Named Executive Officers follows.

Options

Options may be granted each year at the discretion of the Corporation’s board of directors to officers of the Corporation to purchase Class A Limited Voting Shares of the Corporation under the terms of the Corporation’s MSOP. The following table shows the most recent grant of options to purchase Class A Limited Voting Shares to Named Executive Officers for 2004. These options were granted on February 11, 2005.

Options Granted on February 11, 2005

		Allotment	% of Total Options
	Class A Share	Value	Granted to Employees	Exercise Price	Market Value of Securities
	Options Granted	of Award (a)	of the Corporation	per Option	Underlying Options (b)
	(#)	($)	for 2004	($)	($/Security)	Expiry Date

J. Bruce Flatt	60,000	250,000	3.0%	38.28	38.28	February 11, 2015
George E. Myhal	60,000	250,000	3.0%	38.28	38.28	February 11, 2015
Brian D. Lawson	60,000	250,000	3.0%	38.28	38.28	February 11, 2015
Jeffrey M. Blidner	60,000	250,000	3.0%	38.28	38.28	February 11, 2015
Samuel J. B. Pollock	60,000	250,000	3.0%	38.28	38.28	February 11, 2015

(a)	Based on the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of the Corporation’s Management Share Ownership Plan.

(b)	Based on the closing price of a Class A Limited Voting Share on the Toronto Stock Exchange on February 10, 2005 of $38.28 (C$45.94).

The following table sets forth options exercised during the fiscal year ended December 31, 2004 and the number and value of the unexercised options as at March 1, 2005 for the Named Executive Officers.

Aggregate Options Exercised During The Most Recently Completed Financial Year
and Option Values at March 1, 2005

			Unexercised		In-the-Money Value of Unexercised
	Securities Acquired	Aggregate	Options and Warrants		Options and Warrants
	on Exercise	Value Realized	at March 1, 2005 (a)		at March 1, 2005 (a,b)
	During 2004	During 2004	Exercisable	Unexercisable	Exercisable	Unexercisable
Named Executive Officer	(#)	($)	(#)	(#)	($)	($)

J. Bruce Flatt — Options (c)	—	—	490,943	291,270	12,188,030	4,697,743
— Warrants (d)	—	—	460,782	—	10,083,446	—
George E. Myhal — Options	—	—	490,943	231,270	12,687,830	3,085,443
— Warrants (d)	—	—	291,300	—	6,374,615	—
Brian D. Lawson — Options	—	—	388,943	228,270	9,659,938	3,014,127
— Warrants (d)	—	—	149,850	—	3,279,218	—
Jeffrey M. Blidner — Options	—	—	318,443	268,770	7,790,445	4,135,235
Samuel J.B. Pollock — Options	—	—	411,443	228,270	10,548,772	3,014,127

(a)	These amounts include the most recent options granted to the Named Executive Officers on February 11, 2005.

(b)	The “in-the-money” value is the amount by which the market value of the Class A Limited Voting Shares under option or warrant at the date shown exceeded the exercise price of the options or warrants. The closing price of the Corporation’s Class A Limited Voting Shares on the Toronto Stock Exchange on March 1, 2005 was $38.22 (C$45.86).

(c)	In addition, Mr. Flatt also holds 250,000 options to acquire common shares of Brookfield Properties Corporation issued to him during his tenure as the President and CEO of that company, prior to his appointment as President and CEO of the Corporation. Pursuant to the distribution of Brookfield Homes Corporation on January 6, 2003 and the resulting reduction in capital of Brookfield Properties Corporation, Mr. Flatt received, in accordance with the Option Plan, a payment of $86,533 in 2004 and $301,354 as compensation for the spinoff, consistent with all plan participants.

(d)	Class A Limited Voting Shares warrants purchased for value by executives during 1998 and expiring in 2008.

Deferred Share Units

Deferred Share Units may be granted each year at the discretion of the Corporation’s board of directors to senior executives as part of their annual Variable Incentive Plan awards, as described above under “Report on Executive Compensation — Long-Term Share Ownership Plans”, on page 12 of this Circular. The following table sets forth the Deferred Share Units awarded to Named Executive Officers for the year ended December 31, 2004 as part of their annual Variable Incentive Plan awards, and the total number owned and their value as at March 1, 2005. The Deferred Share Units shown as awarded for the year ended December 31, 2004 were issued on February 11, 2005.

	Deferred Share Units Awarded
	for the Year Ended December 31, 2004			Total Deferred Share Units Owned
				Number of Units Owned		Market Value of Units
		Allotment	Allotment Value	at March 1, 2005		at March 1, 2005 (a)
		Price per Unit	of Award	Vested	Not Vested	Vested	Not Vested
	(#)	($)	($)	(#)	(#)	($)	($)

J. Bruce Flatt	4,353	38.28	166,667	37,223	24,291	1,422,541	928,328
George E. Myhal	4,353	38.28	166,667	75,388	34,860	2,881,085	1,332,218
Brian D. Lawson	4,353	38.28	166,667	62,365	27,708	2,383,387	1,058,903
Jeffrey M. Blidner	4,353	38.28	166,667	21,964	15,942	839,403	609,234
Samuel J. B. Pollock	4,353	38.28	166,667	53,228	23,169	2,034,215	885,431

(a)	The market value of a Deferred Share Unit on March 1, 2005 was $38.22 (C$45.86) based on the closing price of a Class A Limited Voting Share on the Toronto Stock Exchange on that date.

Restricted Share Appreciation Units

Restricted Share Appreciation Units may be granted each year at the discretion of the Corporation’s board of directors to senior executives as part of their annual Variable Incentive Plan awards, as described above under “Report on Executive Compensation — Long-Term Share Ownership Plans”. The redemption value of Restricted Share Appreciation Units is equal to the difference between the market value of an equivalent number of the Corporation’s Class A Limited Voting Shares at the time of redemption and the market value of that number of Class A Limited Voting Shares at the date of issue (the “Allotment Price”). The following table sets forth the Restricted Share Appreciation Units awarded to Named Executive Officers for the year ended December 31, 2004 and the total number owned and their value as at March 1, 2005. The Restricted Share Appreciation Units shown as awarded for the year ended December 31, 2004 were issued on February 11, 2005.

	Restricted Share Appreciation Units Awarded
	for the Year Ended December 31, 2004			Total Restricted Share Appreciation Units Owned
				Number of Units Owned		In-the-Money Value of Units
		Allotment	Allotment Value	at March 1, 2005		at March 1, 2005 (b)
		Price per Unit	of Award	Vested	Not Vested	Vested	Not Vested
	(#)	($)	($)	(#)	(#)	($)	($)

J. Bruce Flatt	120,000	2.083	250,000	110,210	385,843	2,045,269	4,390,383
George E. Myhal	120,000	2.083	250,000	90,210	355,843	1,070,520	3,740,549
Brian D. Lawson	120,000	2.083	250,000	90,210	355,843	1,070,520	3,740,549
Jeffrey M. Blidner	120,000	2.083	250,000	80,210	340,843	1,395,436	3,415,633
Samuel J. B. Pollock	120,000	2.083	250,000	80,210	340,843	1,395,436	3,415,633

(a)	These amounts represent the notional value of Restricted Share Appreciation Units taking into account downside risk assumed, five-year vesting provisions and ability to realize gains only upon cessation of employment.

(b)	The “in-the-money” value is the amount by which the market value of the Class A Limited Voting Shares exceed the allotment price of the Restricted Share Appreciation Units. The closing price of a Class A Limited Voting Shares on the Toronto Stock Exchange on March 1, 2005 was $38.22 (C$45.86).

Security-Based Compensation Arrangements

The Corporation’s Management Share Option Plan (the “Plan”) was established by the board of directors on August 1, 1997. The purpose of the Plan is to advance the interests of the Corporation in the following ways: (i) providing officers, employees and other eligible persons with additional incentive in lieu of cash remuneration; (ii) encouraging stock ownership by eligible persons; (iii) increasing the proprietary interests of eligible persons in the success of the Corporation; (iv) encouraging eligible persons to remain with the Corporation or its subsidiaries as a result of the vesting provisions; and (v) attracting new officers and employees by remaining competitive in terms of compensation arrangements. The Plan is administered by the board of directors in accordance with the Corporation’s compensation policies and the policies of the Toronto Stock Exchange. The Plan contains two important provisions to further align management’s interests with those of the Corporation’s shareholders and ensure that management is committed to the Corporation over the longer term. First, all option grants vest over a five-year period commencing with the first anniversary of the grant date. Secondly, senior executives are required, on the exercise of an option, to hold, for a minimum of one year, Class A Limited Voting Shares of the Corporation equal in value at the time of exercise to the net after-tax cash realized from the exercise of options granted to the executive after December 31, 2002. The Corporation also has a requirement that each of its Named Executive Officers hold a minimum amount of Class A Limited Voting Shares, including Deferred Share Units, equivalent to five times base salary as described under “Long-Term Share Ownership Plans” on page 12 of this Circular.

The Plan initially provided for up to 9,000,000 Class A Limited Voting Shares to be issued pursuant to the exercise of options under the Plan. At the Annual and Special Meeting of Shareholders on April 30, 2004, shareholder approval was received to increase the number of Class A Limited Voting Shares which may be issued pursuant to the exercise of options under the Plan to 18,000,000 Class A Limited Voting Shares. As at March 1, 2005, the Corporation had granted options for 10,879,901 Class A Limited Voting Shares, of which 3,497,852 had been exercised as of that date, leaving a reserve of 14,502,148 Class A Limited Voting Shares for options not yet exercised or granted.

Pension and Retirement Benefits

The Corporation’s Named Executive Officers and its other officers do not participate in the Corporation’s registered defined benefit plan or any other post-retirement supplementary compensation plans. Eligible Canadian corporate officers receive an annual contribution from the Corporation to their registered retirement savings plans equal to 4.5% of their annual base salary, subject to the annual RRSP contribution limit established by the Canada Revenue Agency.

PART FOUR — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board and who are charged with the ongoing management of the Corporation. The Corporation’s board encourages sound corporate governance practices designed to promote the well being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all shareholders. The board also believes that sound corporate governance benefits the Corporation’s employees and the communities in which the Corporation operates. Through its board representatives, the Corporation encourages its operating affiliates to also adopt corporate governance policies appropriate for their particular circumstances.

The board of directors is of the view that the Corporation’s corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the “TSX Guidelines”). The Corporation’s specific disclosure relative to these guidelines is set out in “Schedule A” starting on page 25 of this Circular. The board is also of the view that these policies and practices are consistent with the requirements of the New York Stock Exchange (“NYSE”) and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”).

Board of Directors

Mandate of the Board

Brascan’s board of directors oversees the management of the Corporation’s affairs directly and through its committees. In doing so, the board acts at all times with a view to the best interests of the Corporation and its shareholders. The responsibilities of the board and each committee of the board are set out in written charters, which are reviewed and approved annually. These charters are posted on the Corporation’s web site, www.brascancorp.com under “Investor Centre/Corporate Governance”. In fulfilling its mandate, the board is, among other matters, responsible for the following: reviewing the Corporation’s overall business strategies and its annual business plan; reviewing the principal risks of the Corporation’s business to ensure that these risks are within acceptable limits and that appropriate systems are in place to manage these risks; reviewing major strategic initiatives to ensure that the Corporation’s proposed actions accord with shareholder objectives; appointing the Chief Executive Officer and other members of senior management and reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports issued to shareholders, including annual and interim financial statements; ensuring the effective operation of the board of directors; and safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources, including issuance of debt and equity securities and setting an appropriate dividend policy.

Meetings of the Board

The board of directors meets at least once in each quarter, with additional meetings held when appropriate. The board also meets annually to review and approve the Corporation’s business plan and long-term strategy. In 2004, there were five regularly scheduled meetings, including one meeting to review the Corporation’s long-term strategic plan, and nine special meetings to review specific strategic initiatives. Four regular meetings and one strategy meeting are scheduled for 2005. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The agenda for regularly scheduled board meetings are prepared by the Chairman and are reviewed and approved by the Lead Director prior to circulation to the full board.

Size and Composition of the Board

If the Special Resolution to decrease the number of directors is approved by shareholders at the meeting, the Corporation’s board will consist of 14 directors. The Corporation considers this to be an appropriate number at this time, given the diversity of its operations and the need for a variety of experiences and backgrounds to ensure an effective and efficient board.

The Corporation has two classes of equity shares outstanding: Class A and Class B Limited Voting Shares. The holders of the Class A Limited Voting Shares are entitled to elect one-half of the board of directors and the holders of the Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors. The Corporation has cumulative voting procedures which entitle shareholders to cumulate their votes in the election of directors.

Independent Directors

The board of directors has a policy that at least a majority of its directors should be independent, in order to ensure that the board’s interests are closely aligned with its shareholders. The board considers a director to be independent if he or she (i) is not a member of management and has not been employed by the Corporation within the past five years; (ii) is not or has not been in the past three years a director, officer or employee of a material service provider to the Corporation or any of its subsidiaries or major affiliates; (iii) is not a director, officer, employee or significant shareholder of an entity that has any other material business relationship with the Corporation, its subsidiaries and major affiliates; and (iv) has no other interest or business, family or other relationship that could be reasonably be perceived to interfere with his or her ability to act in the best interests of the Corporation.

For the purposes of determining material business relationships with the Corporation, directors are considered to be independent if sales to, and purchases from, the Corporation total less than 1% of the revenues of the companies they serve as executive officers, and if loans provided by the Corporation to companies they serve as executive officers, and loans received by the Corporation from such companies, constitute less than 1% of the total assets of any such company. Similarly, if a director serves as an officer or director of a charitable organization, the director will be considered unrelated and independent if the Corporation donates less than 1% of that organization’s annual receipts.

The Corporation surveys its directors annually to obtain information necessary to make a determination regarding their independence. Following a review of this information, the Governance and Nominating Committee recommends to the board a specific determination regarding the directors considered to be independent. On this basis, the board considers that nine of its 14 directors proposed for election, comprising a majority of the board, are independent within the meaning of the NYSE guidelines. These include all seven directors proposed for election by holders of Class A Limited Voting Shares, namely William Dimma, Lance Liebman, Philip Lind, Roy MacLaren, Wallace McCain, Jack Mintz and George Taylor, and two of the seven directors proposed for election by holders of Class B Limited Voting Shares, namely James Blanchard and James Gray. The board considers that all of these nine independent directors are also free of any interest in or current or recent relationship with the Corporation’s principal shareholder, Partners Limited, and its shareholders.

The other five directors proposed for election by holders of Class B Limited Voting Shares, namely Jack Cockwell, Trevor Eyton, Bruce Flatt, Robert Harding and David Kerr, have current or recent interests in or are related to the Corporation or its principal shareholder, Partners Limited. These directors include three members who are also members of the Corporation’s senior management, being Jack Cockwell (Group Chairman), Bruce Flatt (President and CEO) and Robert Harding (Chairman).

Interlocking Directorships

None of the Corporation’s independent directors serve together on the boards of directors of other corporations. Three management directors, Messrs. Cockwell, Flatt and Harding, in their capacity as senior officers of the Corporation, represent the Corporation’s interests on the boards of its public subsidiaries and affiliates, including Brookfield Properties Corporation, Falconbridge Limited, Fraser Papers Inc., Noranda Inc. and Norbord Inc.

Director Expectations

In February 2005, the board adopted a Charter of Expectations for Directors, which sets out the Corporation’s expectations in regard to personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. Directors are expected to submit their resignations to the Chairman of the Board or Lead Director if they become unable to attend at least 75% of the board’s regularly scheduled meetings or if they become involved in a legal dispute, take on new responsibilities or have other changes in personal or professional circumstances that could impact their ability to serve as director. A copy of this Charter is reviewed annually and posted on the Corporation’s web site, www.brascancorp.com, under “Investor Centre/Corporate Governance”. Further information on director share ownership requirements is set out under “Director Share Ownership Requirements and Compensation” on page 9 of this Circular.

Committees of the Board

The Corporation’s board of directors believes that board committees assist in the effective functioning of the board and help ensure that the views of unrelated and independent directors are effectively represented.

The board has three standing committees: the Audit Committee, the Management Resources and Compensation Committee and the Governance and Nominating Committee. The responsibilities of these three committees are set out in written charters, which are reviewed and approved annually by the board of directors. The Charters can be found on the Corporation’s web site, www.brascancorp.com, under “Investor Centre/Corporate Governance”. It is the board’s policy that all members of these three committees must be unrelated and independent directors, as described above. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit Committee, the Management Resources and Compensation Committee and the Governance and Nominating Committee each have specific responsibilities for certain aspects of corporate governance as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls, reviewing all public disclosure documents and monitoring the performance of the Corporation’s external and internal auditors. The Audit Committee is responsible for reviewing the Corporation’s quarterly and annual financial statements and management’s financial analysis and review of operations prior to their approval by the full board of directors and release to the public. The Audit Committee is also responsible for appointing the Corporation’s external auditors, subject to shareholder approval, and for approving the assignment of any non-audit work to be performed by the external auditors. The Audit Committee meets regularly in private session with the Corporation’s external and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met five times in 2004.

In addition to being unrelated and independent directors as described above, all members of the Corporation’s Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their director’s fees must be the only compensation they, or their firms, receive from the Corporation. At March 1, 2005, the Audit Committee was composed of the following four directors, Jack Mintz (Chairman), James Gray, Philip Lind and George Taylor, all of whom are unrelated and independent directors in this more restricted sense. The board of directors has designated Mr. Taylor as the Audit Committee’s designated financial expert.

Management Resources and Compensation Committee

The Management Resources and Compensation Committee is responsible for reviewing and reporting to the board on management resource planning, including succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the form of executive compensation in general; and the levels of compensation of senior executives. The committee also reviews the performance of senior management against written objectives and reports thereon to the board. The Management Resources and Compensation Committee met twice in 2004.

In February 2003, the board decided to extend the more stringent test of independence described above for Audit Committees to its Management Resources and Compensation Committee, although not required to do so. At March 1, 2005, the Management Resources and Compensation Committee was comprised of the following three directors, Philip Lind (Chairman), Wallace McCain and George Taylor, all of whom are unrelated and independent directors in this more restricted sense.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairman and Lead Director, to periodically assess the size and composition of the board and its committees; to review the effectiveness of the board’s operations and its relations with management; to assess the performance of the board, its standing committees and individual directors; to review the Corporation’s statement of corporate governance practices; and to review and recommend directors’ compensation. The Governance and Nominating Committee is also responsible for reviewing the credentials of nominees for election or appointment to the board and for recommending candidates for board membership. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the board to ensure it has the appropriate mix of talents, quality, skills and other board requirements necessary to promote sound governance and an effective board. The Governance and Nominating Committee met three times in 2004.

The Governance and Nominating Committee periodically reviews the performance of the board, board committees and the contribution of individual directors. The board has in place a formal procedure for evaluating the performance of the board, its committees and individual directors, consisting of questionnaires, private interviews by the Chairman and/or Lead Director with each director, and a report from the Corporation’s Chairman and Lead Director to the Governance and Nominating Committee.

At February 11, 2005, the Governance and Nominating Committee was comprised of the following five directors, Roy MacLaren (Chairman), James Blanchard, Julia Foster, Philip Lind and Saul Shulman. Ms. Foster and Mr. Shulman are not standing for re-election to the Board at the Annual and Special Meeting of Shareholders on April 29, 2005.

Board, Committee and Director Evaluation

The board believes that a regular and formal process of evaluation improves the performance of the board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to the board as required. Directors also receive self-assessment guidelines, which are used as a basis for private interviews between individual directors and the Chairman and Lead Director, at which feedback on their performance is provided. The Chairman and Lead Director report on these interviews to the Governance and Nominating Committee as a basis for recommending the directors to be nominated for election at the next annual meeting of shareholders.

Management

The primary responsibility of management is to safeguard the Corporation’s assets and to create wealth for its shareholders. In the event that management’s performance is found to be inadequate, the Corporation’s board of directors has the responsibility to bring about change to enable the Corporation to perform satisfactorily. Brascan’s governance principles are intended to encourage autonomy and effective decision making on the part of management, while ensuring scrutiny by the board and its committees.

The positions of Chairman of the Board and Chief Executive Officer are separate, and are held by Robert Harding and Bruce Flatt, respectively. As the Corporation’s Chairman is an executive officer of the Corporation, the board has also appointed an independent Lead Director, who is currently Roy MacLaren, Chairman of the board’s Governance and Nominating Committee. In February 2003, the board adopted written position descriptions for the Chairman, Group Chairman, Chief Executive Officer and Lead Director. These position descriptions are reviewed annually by the board and posted on the Corporation’s web site, www.brascancorp.com, under “Investor Centre/Corporate Governance”, and are summarized below.

The Chairman manages the business of the board and ensures that the functions identified in its mandate are being carried out effectively by the board and its committees. In addition, the Chairman is responsible for the following functions: preparing the agenda for each board meeting in consultation with the Lead Director and Chief Executive Officer; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure and making initial recommendations for committee appointments; in consultation with the Lead Director, ensuring that an appropriate system is in place to evaluate the performance of the board as a whole, its committees and its individual directors; and working with the Chief Executive Officer and senior management of the Corporation to monitor progress on strategic planning, policy implementation and succession planning.

The Group Chairman provides advice to the Chief Executive Officer and the senior management team on long-term industry trends and business affairs likely to impact the Corporation’s operations. He also provides assistance with major strategic initiatives; co-ordinates relationships with group advisory and corporate subsidiary boards; and chairs a number of the human resource committees of the Corporation’s subsidiaries and affiliates.

The Lead Director presides over all private sessions of the non-management directors of the board and is responsible for ensuring that matters raised during these meetings are reviewed with the Corporation’s management and acted upon in a timely fashion. The Lead Director consults with the Chairman on the agenda for each board meeting and, in consultation with the Chairman, ensures that an appropriate system is in place to evaluate the performance of the board as a whole, its committees and its individual directors. The Lead Director also acts as a liaison between the independent directors, the Chairman of the board and the Corporation’s other directors.

The Chief Executive Officer of the Corporation provides leadership of the Corporation and, subject to approved policies and direction by the board of directors, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition the Chief Executive Officer is responsible for the following functions: presenting to the board for approval an annual strategic plan for the Corporation; presenting to the board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Corporation to all stakeholders; presenting to the board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any officer of the Corporation other than the Chairman and Group Chairman; and, together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The Corporation’s senior management reports to and is accountable to the board of directors. Three senior executives of the Corporation, Jack Cockwell, Bruce Flatt and Robert Harding, are also members of the Corporation’s board of directors. At its meetings, the board regularly engages in a private session with the Corporation’s most senior officers without other members of management present. The board also meets independently of all management at the conclusion of every meeting, under the leadership of the Lead Director.

Directors who are also members of management do not sit on any of the board’s standing committees. Members of management attend committee meetings at the invitation of the committee chairmen. The committees also meet independently of all management at the conclusion of every meeting.

Management Accountability

The board of directors believes in the importance of developing business plans to ensure the compatibility of shareholder, board and management views on the Corporation’s strategic direction and performance targets, and the effective utilization of shareholder capital. A special meeting of the Corporation’s board is held each year to review the strategic initiatives and annual business plan submitted by senior management. The board’s approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary board support. Material deviations from the plan are reported to and considered by the board.

Board and Committee Information

The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the board and its committees at their regular and special meetings, the directors are also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s strategic plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board.

Communication and Disclosure Policies

The Corporation has adopted a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Corporate Disclosure Policy is reviewed annually by the board of directors and posted on the Corporation’s web site, www.brascancorp.com, under “Investor Centre/Corporate Governance”.

The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a web site that provides summary information on the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the Annual Meeting and are available to respond to questions at that time.

Shareholders who wish to contact the Chairman, Lead Director or other board members can do so directly or through the Secretary of the Corporation.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss the Corporation’s financial results. The Corporation also endeavours to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

Code of Business Conduct

In February 2003, the board of directors approved a Code of Business Conduct (“Code”) for the directors and employees of the Corporation and its wholly-owned subsidiaries. It has always been the policy of the Corporation that all its activities be conducted with the highest standards of honesty and integrity and in compliance with all legal requirements. The Code formally sets out standards for behaviour and practice and requires all directors and employees to indicate in writing their familiarity with the Code and their agreement to comply with it. This Code is reviewed annually by the board of directors and is posted on the Corporation’s web site, www.brascancorp.com, under “Investor Centre/Corporate Governance”.

PART FIVE — OTHER INFORMATION

Indebtedness of Directors, Executives and Senior Officers
Under Securities Purchase Programs

In response to changing U.S. guidelines on executive loans, the Corporation discontinued granting any further executive loans under its Management Share Purchase Plan (“MSPP”) and its Executive Share Ownership Plan (“ESOP”) effective June 2002. As at March 18, 2005, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to the Corporation of all officers, directors and employees and former officers, directors and employees of the Corporation, for loans previously made in connection with the purchase of securities of the Corporation or any of its associated companies was US$19.1 million. The largest aggregate amount of debt outstanding during the year ended December 31, 2004 was US$29.4 million. This indebtedness represents loans made by the Corporation (or its predecessors) to certain of its directors and officers in connection with the purchase of Class A Limited Voting Shares pursuant to the MSPP and loans to executives pursuant to the ESOP prior to June 2002. Under the ESOP, loans were made to executive officers of the Corporation to enable them to own shares designated by the board of directors, excluding shares pledged under the MSPP (the “Designated Shares”). Each loan is evidenced by a promissory note of the executive officer and the Designated Shares are pledged as collateral security for the payment of the note. The loans bear interest, payable on a quarterly basis, at a rate equal to the prime rate of a Canadian chartered bank.

The following table sets forth the names of the directors, executive officers and senior officers of the Corporation and its affiliates to whom loans were made in respect of the MSPP and the ESOP prior to June 2002, together with the largest amount outstanding during the fiscal year ended December 31, 2004 and the amount outstanding as at March 18, 2005, which totals US$10.1 million. No new loans have been made to executives since June 2002.

				Largest Amount Outstanding	Amount Outstanding
				during year ended	as at
	Place of	Principal Position		December 31, 2004 (a)	March 18, 2005 (a)
	Residence	of Borrower	Issuer Company	(US$)	(US$)

Jeffrey M. Blidner	Toronto, Ontario	Chairman
		Brascan Investments	Brascan	2,445,321	2,028,654
Jack L. Cockwell (b)	Toronto, Ontario	Group Chairman
		Brascan Corporation	Brascan	2,916,667	—
J. Bruce Flatt (b)	Toronto, Ontario	Chief Executive Officer
		Brascan Corporation	Brascan	2,500,000	—
Harry A. Goldgut	Thornhill, Ontario	Co-Chairman & Chief Executive Officer
		Brascan Power Inc.	Brascan	327,000	327,000
Robert J. Harding (b)	Toronto, Ontario	Chairman
		Brascan Corporation	Brascan	1,865,000	—
Edward C. Kress	Toronto, Ontario	Chairman
		Brascan Power Inc.	Brascan	1,240,614	967,281
Brian D. Lawson	Toronto, Ontario	Chief Financial Officer
		Brascan Corporation	Brascan	2,500,000	2,083,333
Richard Legault	Gatineau, Quebec	President & Chief Operating Officer
		Brascan Power Inc.	Brascan	95,250	95,250
George E. Myhal	Toronto, Ontario	Chief Operating Officer
		Brascan Corporation	Brascan	2,539,201	2,122,534
Samuel J.B. Pollock	Oakville, Ontario	President
		Brascan Investments	Brascan	2,497,397	2,497,397

(a)	The security for indebtedness referred to above are Class A Limited Voting Shares of the Corporation, publicly traded securities of associated companies or securities of Partners Limited or BNN Investments Ltd. (see “Principal Holders of Voting Shares”).

(b)	Nominee for election as a director of the Corporation.

Audit Committee

Additional information on the Audit Committee of the board of directors of the Corporation can be found in the Corporation’s Annual Information Form, which is posted on the Corporation’s web site, www.brascancorp.com. A copy of this report can also be obtained from the Corporation as set out below under “Availability of Disclosure Documents”.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors and officers insurance with an annual policy limit of $41,666,667 (C$50,000,000) subject to a corporate deductible of $416,667 (C$500,000) per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the “Organization”) are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the Organization and is currently $195,634 annually.

Interest of Informed Persons in Material Transactions

During the fiscal year ended December 31, 2004, no director, executive officer, senior officer, proposed director, no associate of a director, executive officer, senior officer or proposed director or, to the knowledge of the director, executive officer, senior officer or proposed director of the Corporation after having made reasonable inquiry, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof nor any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed material transaction of the Corporation.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request to the Secretary of the Corporation, with a copy of this Circular and: (i) the most recent annual information form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; (ii) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2004, together with the report of the auditors thereon; (iii) the most recent annual report of the Corporation, which includes management’s discussion and analysis of financial condition and results of operations; and (iv) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year.

Requests for the above-mentioned disclosure documents can be made to the Corporation by mail at Suite 300, 181 Bay Street, BCE Place, Box 762, Toronto, Ontario, M5J 2T3, by telephone at 416-363-9491, by facsimile at 416-363-2856, or by e-mail at enquiries@brascancorp.com. These documents are also available on SEDAR at www.sedar.com.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

Directors’ Approval

The contents and sending of this Circular have been approved by the directors of the Corporation.

[Signed],

ALAN V. DEAN
Toronto, Canada	Senior Vice-President
March 18, 2005	and Secretary

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE A — TSX CORPORATE GOVERNANCE GUIDELINES

The board of directors is of the view that Brascan’s corporate governance practices and procedures are comprehensive and consistent with the 14 guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the “TSX Guidelines”). The following summarizes these guidelines and sets out the Corporation’s current practices in each case.

1.	The board of directors should explicitly assume responsibility for stewardship of the Corporation, including the areas described below.

The board has adopted a written charter setting out its responsibilities, which is reviewed and approved annually and posted on the Corporation’s web site. These responsibilities include, among other things, the following specific responsibilities:

(a)	Adoption of a strategic planning process

The board meets annually to review the Corporation’s overall business strategies and its annual business plan, and also reviews major strategic initiatives to ensure that the Corporation’s proposed actions accord with shareholder objectives.

(b)	Identification of principal risks and the implementation of appropriate risk management systems

The board, directly and through its Audit Committee, reviews the principal risks of the Corporation’s businesses to ensure that these risks are within acceptable limits and that appropriate systems are in place to manage these risks.

(c)	Succession planning including monitoring senior management

The board appoints the Chief Executive Officer and other members of senior management. The board directly, and through its Management Resources and Compensation Committee, reviews the Corporation’s succession plan and the annual performance of senior management.

(d)	Communications policy

The board has approved a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. This policy is posted on the Corporation’s web site.

(e)	Integrity of internal controls and management information systems

The board has appointed an Internal Auditor who reports administratively to the Corporation’s Chief Financial Officer and has direct access to the Chairman of the board’s Audit Committee.

2-3.	The board should be composed of a majority of unrelated directors, that is directors who are independent of management and free from any business interests, other than shareholdings, which could interfere with his or her ability to act in the best interests of the Corporation. The board has the responsibility to apply the definition of unrelated director and disclose annually the principles and conclusions of this application.

The board considers that nine of its 14 directors proposed for election, comprising a majority of the board, are unrelated directors within the meaning of the TSX Guidelines. The nine proposed directors who are considered to be unrelated are James Blanchard, William Dimma, James Gray, Lance Liebman, Philip Lind, Roy MacLaren, Wallace McCain, Jack Mintz and George Taylor. The board also considers these nine directors to be independent under the requirements of the New York Stock Exchange. In making this determination, the board has examined the circumstances of each director in relation to a number of factors, including each director’s current and past role in the management of the Corporation or its affiliates. The board has also adopted specific guidelines for determining independence, as set out on page 19 of this Circular.

4-5.	The board should appoint a Committee of non-management directors, a majority of whom are unrelated, to propose new nominees for election to the board and for assessing directors on an ongoing basis. The board should implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The board has appointed a Governance and Nominating Committee (“GNC”). All of the members of the GNC are unrelated and independent directors. The GNC has adopted a written charter setting out its responsibilities, which is reviewed and approved annually and posted on the Corporation’s web site. The GNC is responsible, among other things, for reviewing credentials of nominees for election or appointment to the board and for recommending candidates for board membership. To do this, the GNC maintains an “evergreen” list of candidates to ensure outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the board to ensure it has the appropriate mix of talents, quality, skills and other board requirements necessary to promote sound governance and an effective board. The GNC is also responsible, among other things, for reviewing the effectiveness of the board’s operations and for assessing the performance of the board and its directors and the contribution of individual directors. The board has in place a formal procedure for evaluating the performance of the board and its committees, consisting of questionnaires, private interviews by the Chairman with each director, and a report from the Chairman to the GNC.

6.	The board should provide an orientation and education program for new directors.

New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with the senior management of the Corporation, its subsidiaries and affiliates to obtain insight into the operations of the Corporation and its affiliates.

7.	The board should examine its size in relation to effective decision-making and adjust its size where appropriate.

The GNC is responsible, among other things, for periodically assessing the size and composition of the board and its committees and making recommendations to the board. The board considers that its present size is appropriate given the diversity of its operations and the need for a variety of experience and backgrounds to ensure an effective and efficient board.

8.	The board should review the adequacy and form of director compensation to reflect the risk and responsibilities of its directors.

The GNC is responsible for reviewing and recommending director compensation to the board and does so on an annual basis.

9.	Board committees should generally be composed of non-management directors, a majority of whom are unrelated.

No committees of the board have officers of the Corporation as members. All committees of the board are composed solely of outside directors, all of whom are unrelated and independent directors. In addition, the members of the Audit Committee and the Management Resources and Compensation Committee meet an additional test of independence under the U.S. Sarbanes-Oxley Act of 2002, as described on page 20 of this Circular.

10.	The board or one of its committees should expressly assume responsibility for developing the Corporation’s approach to governance issues, including its response to the TSX guidelines.

While the board of directors retains overall responsibility for corporate governance matters, its committees each have specific responsibilities for certain aspects of corporate governance. In particular, the GNC is responsible for reviewing the Corporation’s statement of corporate governance practices, including its response to the TSX Guidelines and has approved this summary. These are reviewed and approved annually and posted on the Corporation’s web site.

11.	The board, together with the CEO, should define management’s role and responsibilities, including the CEO’s corporate objectives.

The Management Resources and Compensation Committee is responsible, among other things, for reviewing and reporting to the board on management resource planning, including succession planning, proposed senior management appointments, and the job descriptions and annual objectives of its senior executives. The board has also adopted position descriptions for the Chairman, Group Chairman, Chief Executive Officer and Lead Director, which are reviewed and approved annually and posted on the Corporation’s web site.

The board of directors believes in the importance of developing business plans to ensure the compatibility of shareholder, board and management views on the Corporation’s strategic direction and performance targets, and the effective utilization of shareholder capital. The board’s approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary board support. Material deviations from the plan are reported to and considered by the board.

12.	The board should have in place appropriate structures to ensure that it can function independent of management.

At its meetings, the board regularly engages in a private session with the Corporation’s most senior officers without other members of management present. The board’s Lead Director is currently Roy MacLaren, an unrelated and independent director, who is also Chairman of the GNC. The board’s standing committees also meet in private session at the conclusion of each scheduled meeting without management present.

13.	The audit committee of the board should be comprised only of non-management members, should have a specific mandate, and have direct access to the Corporation’s external and internal auditors and oversight over these functions.

The Audit Committee of the board is composed solely of unrelated and independent directors, who also meet the additional independence test under the Sarbanes-Oxley Act as described above. The mandate of the Audit Committee is set out in a written charter, which is reviewed by that committee and the GNC and approved by the board annually and posted on the Corporation’s web site. Among other things, the Audit Committee is responsible for monitoring the Corporation’s systems and procedures for internal controls, monitoring the performance of the Corporation’s external and internal auditors, appointing the Corporation’s external auditors, subject to shareholder approval, and for approving the assignment of any non-audit work to be performed by the external auditors. The Audit Committee also meets regularly in private session with the Corporation’s external and internal auditors and without management present to discuss and review specific issues as appropriate.

14.	Individual directors should be able to engage outside advisers under appropriate conditions.

Individual directors of the board are free to consult with members of senior management, whenever they so require, and to engage outside advisors with board authorization.

SCHEDULE B

SPECIAL RESOLUTION RELATING TO A DECREASE IN THE NUMBER OF DIRECTORS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The Articles of the Corporation be amended to decrease the number of directors from sixteen to fourteen.

2.	Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver Articles of Amendment, in duplicate, to the Director under the Business Corporations Act (Ontario), in order to give effect to this Special Resolution, and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

Brascan Corporation
Suite 300, BCE Place
Box 762, 181 Bay Street
Toronto, Ontario Canada
M5J 2T3

PROXY

CLASS A LIMITED VOTING SHARES

     PROXY, solicited by Management, for the Annual and Special Meeting of Shareholders of Brascan Corporation to be held on Friday, April 29, 2005 at 10:30 a.m., Toronto time, and at all adjournments thereof.

     The undersigned holder of Class A Limited Voting Shares of Brascan Corporation (the “Corporation”) hereby appoints ROBERT J. HARDING, or failing him J. BRUCE FLATT, (or in lieu thereof ____________), as proxy of the undersigned to attend and vote, in respect of all the Class A Limited Voting Shares registered in the name of the undersigned, at the Annual and Special Meeting of Shareholders of the Corporation to be held on Friday, April 29, 2005, and at any adjournments thereof, on the following matters:

1.	Special Resolution to Decrease the Number of Directors from 16 to 14 (Mark either (a) or (b))

	(a)	☐	FOR the Special Resolution to decrease the number of directors; or

	(b)	☐	AGAINST the Special Resolution to decrease the number of directors

2.	Election of Directors (Mark either (a), (b) or (c))

	(a)	☐	FOR all the seven nominees proposed for election as directors by holders of Class A Limited Voting Shares: 01 – William A. Dimma; 02 – Lance Liebman; 03 – Philip B. Lind; 04 – Roy MacLaren; 05 – G. Wallace F. McCain; 06 – Jack M. Mintz; 07 – George S. Taylor;

	(b)	☐	WITHHOLD from voting in the election of directors; or

	(c)	☐	WITHHOLD from voting for the following individual nominee(s)

(please specify) .

3.	Appointment of Auditors (Mark either (a) or (b))

	(a)	☐	FOR the appointment of auditors and authorizing the directors to fix the remuneration to be paid to the auditors; or

	(b)	☐	WITHHOLD from voting in the appointment of auditors and authorizing the directors to fix the remuneration to be paid to the auditors.

     In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the notice of meeting and on all other matters that may properly come before the meeting. Unless otherwise specified above, the shares represented by this proxy will be voted by the persons whose names are printed above for the election as directors of all nominees for election by holders of the Class A Limited Voting Shares specified in the accompanying Management Information Circular and for the appointment of auditors.

Name of Shareholder:

Number of Class A Limited Voting Shares:

	Date	, 2005

Signature

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by management of the Corporation.

2.	If the shareholder is an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled “Non-Registered Holders” and “Revocation” in the accompanying Management Information Circular and carefully follow the instructions of their intermediaries.

3.	To be valid, this proxy must be signed and deposited with the Secretary of the Corporation c/o CIBC Mellon Trust, Attention: Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, M5A 4K9, or by facsimile at 416-368-2502, not later than the close of business on Wednesday, April 27, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

4.	A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to the Secretary of the Corporation, as set out above.

5.	Reference is made to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting, including the right of a shareholder to cumulate his or her votes in the election of directors.

6.	If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.